Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

The following brief description of the capital stock of Exponent, Inc. (“us”, “our”, “we”, or the “Company”), is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Amended and Restated By-Laws (“By-Laws”), previously filed with the U.S. Securities and Exchange Commission and incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.2 forms a part, as well as applicable provisions of law. We encourage you to read the Certificate of Incorporation and By-Laws carefully.

Capitalization

The Certificate of Incorporation provides that the Company may issue 120,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 2,000,000 shares of preferred stock (“Preferred Stock”), par value $0.001 per share.

Common Stock

Voting Rights

The holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. At a meeting of stockholders at which a quorum is present, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy and voting on that particular matter will decide questions brought before such meeting, unless the question is one upon which a different vote is required by express provision of the statutes or our Certificate of Incorporation.

Conversion Rights

Shares of our Common Stock are not convertible into other securities of our company.

Dividends

Subject to any preferential dividend rights applicable to the shares of Preferred Stock, the holders of shares of our Common Stock will be entitled to receive ratably such dividends as may be declared by our board of directors (the “Board of Directors”) out of funds legally available therefor.

Other Rights

In the event of a liquidation, dissolution or winding-up of the Company, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preference of any then outstanding Preferred Stock.

Holders of Common Stock have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable and have no preemptive rights.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “EXPO.”

Preferred Stock

The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action without further action by the stockholders.

Certain Anti-Takeover Effects

Certain provisions of the Delaware General Corporation Law (“DGCL”), our restated certificate of incorporation and our amended and restated bylaws summarized in the paragraphs above and in following paragraphs may have an anti-takeover effect. In other words, they could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions in the Certificate of Incorporation and By-Laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors;

•	the requirement for advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

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the ability of our board of directors to issue, without stockholder approval, up to 2,000,000 shares of Preferred Stock with terms set by our board of directors, which rights could be senior to those of Common Stock;

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stockholders may only call special meetings of the stockholders at the request in writing of a person or persons holding, directly or indirectly, not less than 25% of the votes entitled to be cast for the election of directors at the time any such determination is being made; and

•	our Board of Directors is able to alter our By-Laws without obtaining stockholder approval.

Certain Provisions of Delaware Law

We are subject to Section 203 of the DGCL.  Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare.

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